United States securities and exchange commission logo





                          May 20, 2021

       Crystal Plum
       Chief Financial Officer
       Wheeler Real Estate Investment Trust, Inc.
       2529 Virginia Beach Blvd., Suite 200
       Virginia Beach, Virginia 23452

                                                        Re: Wheeler Real Estate
Investment Trust, Inc.
                                                            Registration
Statement on Form S-11
                                                            Filed May 11, 2021
                                                            File No. 333-256015

       Dear Ms. Plum:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ronald
(Ron) E. Alper at 202-551-3329 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Daniel Raglan